Oxiana
LIMITED



06019181

4 December 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 November 2006 – 30 November 2006, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours faithfully



pp **Nathan Hughes-Johnson**
Assistant Company Secretary

Enclosures



Level 9, 31 Queen Street Melbourne
Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824

Oxiana
LIMITED

30 November 2006

Manager, Companies
Australian Stock Exchange Limited
Level 45, South Tower
Rialto
525 Collins Street
Melbourne Vic 3000

Dear Sir

CHANGE OF SHARE REGISTRAR

We advise that effective close of business on Friday, 15 December, 2006 the share register of Oxiana Limited (ASX Code: OXR) will be transferred to Link Market Services Limited at the following address:

Postal address: Locked Bag A14
SYDNEY SOUTH NSW 1235

Street address: Level 4
333 Collins Street
MELBOURNE VIC 3000

SHAREHOLDER CONTACT DETAILS

Telephone: 1300 55 44 74
Facsimile: (02) 8280 7111

Yours faithfully



David Forsyth
Company Secretary

cc ASX Settlement & Transfer Corporation

OXIANA LIMITED. PEOPLE, PERSISTENCE, PERFORMANCE. WWW.OXIANA.COM.AU
Level 9, 31 Queen Street Melbourne Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824



Strategic Minerals Corporation N.L.

ACN 008 901 380
ABN 35 008 901 380

Level 1
460 Roberts Road
Subiaco, Western Australia 6008

P.O. Box 66
Floreat Forum WA 6014

Email: wally@stratmin.com.au
Website: www.stratmin.com.au

Telephone (08) 9388 8399
Facsimile (08) 9388 8676

November 23 2006

ANNOUNCEMENTS

AUSTRALIAN STOCK EXCHANGE LIMITED

ASX ON LINE

DEED OF VARIATION
WOOLGAR JOINT VENTURE AGREEMENT
STRATEGIC MINERALS CORPORATION N L – OXIANA LIMITED

SOAPSPAR GOLD DEPOSIT – COMMENCEMENT OF FEASIBILITY STUDY

A deed to vary the terms of the Woolgar Joint Venture Agreement has now been finalised between Strategic Minerals and Oxiana Limited, whereby Strategic has the right to sole fund open pit development of the Soapspar gold deposit down to RL 330 (approx 120 metre depth) and receive 100% of the cash flow from all gold production from such development.

A RC drilling program designed to provide the required additional technical, metallurgical and geological data, essential for the feasibility study for the development, is now underway and is expected to be completed shortly.

Strategic's activities will not interfere with Oxiana's exploration program at Woolgar nor prevent Oxiana from conducting deep drilling activity within the Soapspar area.

URANIUM EXPLORATION

The deed of variation of the Oxiana joint venture agreement also provides for Strategic at it's sole cost to conduct exploration drilling over identified targets within the Woolgar project, which through past drilling have demonstrated good potential for Uranium deposits.

Principal Terms of the agreement are as follows:

- **Strategic retains the Uranium Rights (including the Uranium Rights in respect of any successor tenements) such that the interests of the Woolgar Joint Venturers do not include the Uranium Rights.**
- **That the Joint Venture Property (as defined in the Woolgar JVA) excludes the Uranium Rights.**
- **In the conduct of the Uranium exploration , Strategic will sole fund all expenditure on exercising it's Uranium Rights and comply with the conditions of the tenements insofar as those obligations related to the exercise of the Uranium Rights;**
- **Should Strategic make a Uranium discovery Oxiana has the right to claw back 51% interest by meeting certain expenditure conditions for participation in the development of the project.**

Yours Sincerely

W.A.C. Martin
Managing Director

Note: The information in this report that relates to exploration results is based on information compiled by Strategic Mineral Corporation NL's Technical Director Mr Barry Fehlberg B Sc (Hons) who is a member of the Australian Institute of Mining and Metallurgy. He has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration, and to the activity undertaken. He is qualified as a competent person as defined in the 2004 Edition of the "Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves ". He has consented to the inclusion of this information in the form and context in which it appears. The Australian Stock Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Oxiana Limited

ABN

40 005 482 824

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000 Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	100,000 shares at $0.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares under the Executive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 November 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,777,602	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	See attached listing	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Board may declare a dividend to be paid out of the profits of the company in accordance with the terms of the company's constitution.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Company Secretary) Date: 03/11/2006

Print name: David J. Forsyth

== == == == ==

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES NOT QUOTED ON THE ASX - CLAUSE 9 REFERS

A OPTIONS

	NUMBER	CLASS
	1,000,000	Options expiring 4 October 2007
	2,100,000	Options expiring 23 December 2007
	1,000,000	Options expiring 20 April 2008
	1,000,000	Options expiring 28 August 2008
	1,000,000	Options expiring 27 February 2009
	2,000,000	Options expiring 7 April 2009
	1,000,000	Options expiring 17 December 2009
	1,000,000	Options expiring 28 January 2010
	5,000,000	Options expiring 1 March 2010
	2,000,000	Options expiring 20 April 2010
	1,000,000	Options expiring 13 October 2010
	1,000,000	Options expiring 27 January 2011
	2,000,000	Options expiring 21 April 2011
	1,000,000	Options expiring 24 April 2011
	1,000,000	Options expiring 19 June 2011
	1,000,000	Options expiring 21 August 2011
	1,000,000	Options expiring 3 October 2011
Total	**25,100,000**	

B CONVERTIBLE BONDS – expiry date 06/04/12

US$105 million of convertible bonds convertible into Oxiana Ordinary shares at US$1.005 per share (A$1.31). This represents 104,477,612 shares to be issued.

Interest rate 5.25% pa.

+ See chapter 19 for defined terms.